Sterling - Contract & EOC Form (08-2007)                                                                                    1

(Revised 06/2008)
INDIVIDUAL SUBSCRIBER CONTRACT AND COMBINED EVIDENCE OF COVERAGE AND
DISCLOSURE FORM
Sterling VisionCare Vision Plan
THIS INDIVIDUAL SUBSCRIBER CONTRACT AND COMBINED EVIDENCE OF COVERAGE AND DISCLOSURE FORM DISCLOSES ALL THE TERMS AND CONDITIONS OF COVERAGE AND SHOULD BE READ COMPLETELY AND CAREFULLY. APPLICANT HAS THE RIGHT TO VIEW THIS CONTRACT AND COMBINED EVIDENCE OF COVERAGE AND DISCLOSURE FORM PRIOR TO ENROLLMENT . INDIVIDUALS WITH SPECIAL HEALTH CARE NEEDS SHOULD READ CAREFULLY THOSE SECTIONS THAT APPLY TO THEM. A SUMMARY OF BENEFITS AND COVERAGE MATRIX IS FOUND ON PAGE 1.
THIS MATRIX IS INTENDED TO BE USED TO HELP YOU COMPARE COVERAGE BENEFITS AND IS A SUMMARY ONLY. THE REMAINDER OF THIS CONTRACT AND EVIDENCE OF COVERAGE AND DISCLOSURE FORM SHOULD BE CONSULTED FOR A DETAILED DESCRIPTION OF COVERAGE BENEFITS AND LIMITATIONS.

PART 1. INQUIRIES
MEMBERSHIP FEES
Regular                                                                                                      Collateral
Membership                                                                                                        Membership
$54.00 $10.00
BENEFITS                                        CO-PAYMENTS SPECIAL LIMITATIONS
Deductibles                                               NONE NONE
Lifetime Maximums                                                     NONE NONE
Professional Services
All Spherical                                                                        For
Standard Daily
Wear
and Extended Wear
Lenses. Includes Contact
                                        Lens Fittings$35.00expanded examination and 3 months of
follow-up visits.
All Specialty
For
Gas Permeable, Toric, Bifocals and all others. Includes Contact
                                         Lens Fittings$55.00expanded examination and 6 months of
follow-up visits. Therapeutic Treatment of $25.00 Per
Occurrence
Anterior
Segment
Pathologies
Extended Visual Field Analysis	$25.00	NONE
Contact
                                         Lens Checkups$25.00                       Per
visit
after
the 3 or
6 months up until the the end of
the enrollment
period.
Outpatient
                                        ServicesNONE NONE
Hospitalization Services                                                        NONE NONE
Emer• ency
 Health
Covera • e
 NONE NONE
Ambulance Services                                                      NONE NONE
Prescription
Dru •
Covera • e
 NONE NONE
Durable Medical Equipment                                                          NONE NONE
Mental Health Services                                                        NONE NONE
Chemical
Dependency Services
 NONE NONE
Home Health Serv
                                          ices NONENONE

Other                                           NONENONE
PLEASE USE APPROPRIATELY THE “911" EMERGENCY RESPONSE SYSTEM

In serious medical emergency situations, dial “911."

PLEASE CALL 1-800-454-4647 In Immediate After Hour Care situations
Any
questions that
You have concerning this Contract
or its coverage should be addressed to: Sterling
VisionCare; 9625 Black
Mountain Road, Suite 311; San Diego, California 92126 Work
Time                      m, (800) 454-4647 4
 After Hour Immediate Care

Sterling - Contract & EOC Form (08-2007)                                                                                    2
Sterling VisionCare, hereinafter sometimes referred to as VisionCare or Plan, agrees to furnish vision care benefits to its Members, subject to the terms and conditions contained in this Contract.

PART 2. HOW TO USE THE PLAN

At the time You enroll, You will select a VisionCare office from which You and your enrolled Dependents will regularly receive services and benefits provided by the Plan. You may contact your selected VisionCare office to make an appointment. A directory of offices is provided in the back of this Contract.
PART 3. DEFINITIONS
BENEFIT: A Benefit is described as either a “Vision Analysis” as detailed in Part 4. A or as a “Contact Lens Fitting” as detailed in Part 4. D, depending on the type of Plan membership purchased (Regular or Collateral). CONTACT LENS COLLATERAL MEMBERSHIP: A limited benefit. Members who have had a complete vision analysis or have an "OK to wear contact lenses" prescription (obtained within the past twelve (12) months from any optometrist or ophthalmologist), may purchase only a Contact Lens Collateral Membership. Upon the payment of this Membership, the member is only entitled to the benefits set forth under PART 4 (E) below.

COPAYMENT: The amount charged by Sterling VisionCare to a Member at the time certain services are provided which charge is provided for in this Contract.
DEPENDENT: Your lawful spouse and all unmarried children under the age of twenty-one (21), if they are dependent on You for substantial material support. Legally adopted children, stepchildren, and foster children are eligible for coverage from their date of placement, and newborns from the date of birth, if timely enrolled. Dependents are eligible for coverage only if You enroll them in the Plan at the time of your enrollment, for then-existing Dependents, and within thirty one (31) days of achieving dependent status for subsequent Dependents.

EMERGENCY MEDICAL CONDITION: A medical condition manifesting itself by acute symptoms of sufficient severity (including severe pain) such that the absence of immediate medical attention could reasonably be expected to result in: (1) placing the patient's health in serious jeopardy; (2) serious impairment to bodily functions; or (3) serious dysfunction of any bodily organ or part.
EMERGENCY SERVICES AND CARE: Medical screening, examination, and evaluation by a physician, or, to the extent permitted by applicable law, by other appropriate personnel under the supervision of a physician, to determine if an Emergency Medical Condition or active labor exists and, if it does, the care, treatment, and surgery by a physician necessary to relieve or eliminate the Emergency Medical Condition, within the capability of the facility. An additional screening, examination, and evaluation by a physician, or other personnel to the extent permitted by applicable law and within the scope of their licensure and clinical privileges, to determine if a psychiatric Emergency Medical Condition exists, and the care and treatment necessary to relieve or eliminate the psychiatric Emergency Medical Condition, within the capability of the facility.

EVIDENCE OF COVERAGE OR CONTRACT: This booklet containing the contract issued to a Member setting forth the coverage to which a Member is entitled under the Plan, and the terms and conditions of that coverage. EXCLUSION: Services or items which are entirely excluded from coverage under the Plan.

LIMITATION: Restrictions on coverage under the Plan.
IMMEDIATE CARE SERVICES: Services provided by optometrist providers in accordance with California regulations to treat the front portion of the eye for sudden onset conditions including infections, foreign bodies, and complications from contact lens fittings.
MEMBERS: You and your Dependents who are enrolled in the Plan.
PLAN: VisionCare and the vision care coverage provided for in this Contract.

PREPAYMENT FEE(S): Annual enrollment fees payable to VisionCare to obtain benefits and services through the Plan. SERVICE AREA: A geographical area designated by the Plan within which the Plan is licensed to provide vision care services. SITE FOR SORE EYES: Sterling Vision of California, Inc., doing business as Site for Sore Eyes, an affiliate of VisionCare. STERLING OPTICAL: Sterling Vision of California, Inc., doing business as Sterling Optical, an affiliate of VisionCare. URGENT CARE: Care for the alleviation of sudden, serious and unexpected illness or injury, or other condition requiring immediate diagnosis and treatment.

VISION ANALYSIS: The tests and procedures provided as the Plan's benefits under this Contract which are designed to determine the vision status and health condition of the human eye.
VISION CARE PROVIDER: The California licensed optometrist who provides the services covered under the Plan, and who has entered into an agreement with VisionCare to provide such services.

Sterling - Contract & EOC Form (08-2007)                                                                                    3
YOU: The Member that this Contract is issued to.
PART 4. BENEFITS AND COVERAGE
A. VISION ANALYSIS
All Members are entitled to their benefit from a VisionCare Provider. The following services, procedures, vision examinations, and analyses of the eyes and related structures constitute a Vision Analysis:
1.	Case history, including visual needs analysis;
2. Visual acuity testing;
3. External examination, including examination of the lids, conjunctiva and sclera;
4. Version (ocular mobility testing);

5. Pupillary reflexes or other testing for neurological integrity;
6. Ophthalmoscopy (interocular examination for abnormalities and pathology);
7. Tonometry (glaucoma/eye pressure testing);
8. Retinoscopy, where indicated (objective vision determination);
9. Refraction at far and near points;
10. Keratometry (measuring the curvature of the eyes);
11. Binocular testing at far and near points;
12. Confrontation testing (peripheral vision screening);
13. Threshold/Extended Field Testing, when indicated (extensive peripheral vision testing);

14. Dilated Fundus Exam, when indicated
15.	Ancillary testing when indicated, for example stereoscopic (depth perception) testing, color vision testing, and blood pressure test;
16.	Doctor-patient consultation as to findings and recommendations;
17.	If indicated, referral to ophthalmologists, physicians, or specialty optometrists;
18.	Prescription of spectacle lenses as indicated;
19.	Copy of Member's spectacle lens prescription; and
20.	Follow-up care as indicated.
B. THERAPEUTIC TREATMENT OF THE ANTERIOR SEGMENT OF THE EYE (TPA)
In accordance with California regulations and with the Member’s consent, the Member’s VisionCare Provider may use/prescribe therapeutic agents in connection with the provision of Immediate Care Services. The Copayment for TPA is $2500 per occurrence.

C. EXTENDED VISUAL FIELD ANALYSIS (VFA)
An extended visual field analysis performed in cases where, in the professional judgment of the Member's VisionCare Provider, this procedure is indicated. The Co-payment for VFA is $25.00.
D. CONTACT LENS FITTING (CLF)
The Member's VisionCare Provider will perform the additional tests and examination services necessary to prescribe contact lenses where indicated, and will also provide progress evaluations to monitor the Member's eye health and vision after the Member purchases contact lenses. The progress evaluation services to be provided include an automatic minimum three (3) months of follow-up care for standard contact lens fittings and six (6) months for specialty lenses. If this follow-up care extends beyond the Member's one year enrollment period, the follow-up care will still be provided. The Copayments for CLFs are $35.00 and $55.00 respectively.

The following are the additional contact lens services available as benefits from the Plan:
1.	Measuring the curvature of the eyes;
2. Fitting and subsequent prescribing contacts if clinically appropriate;
3. Verifying the accuracy of contact lenses to the prescription;
4. Evaluating the cornea and contact lenses by biomicroscopy; and
5.	Providing ongoing progress evaluations as determined by the Member's VisionCare Provider. PART 5. EMERGENCY AND URGENT CARE SERVICES

The Plan does not cover Emergency Services and Care. In serious medical emergency situations, dial 911. PLEASE USE APPROPRIATELY THE “911” EMERGENCY RESPONSE SYSTEM
The Plan does not cover Urgent Care. The Plan does cover Immediate Care Services. In the event a Member is in need of such services within his/her Service Area, the Member should contact either VisionCare (at the number listed on Page 1 of this Contract) or the most convenient VisionCare Provider office to arrange for assistance. If the Member is

Sterling - Contract & EOC Form (08-2007)                                                                                     4

outside such Service Area when Immediate Care Services are required, the Member should call VisionCare at the number listed on Page 1 of this Contract for referral to the closest VisionCare Provider office.
PART 6. SECOND BENEFIT POLICY
A. Member may request a second Benefit from the Plan at anytime. The Plan will authorize the second Benefit where it is consistent with professionally recognized standards of practice. The second Benefit request will not result in a change in what is and is not a benefit as described in this Contract. The Plan may deny coverage for second Benefit for services not listed as benefits in this Contract. If the Plan denies such a request the Member will bear the financial responsibility for any self-directed second analysis.

B. There will be no cost to the Member if the second Benefit is received from a VisionCare Provider. If the Member requests a second Benefit from a provider not under contract with the Plan, the Member must provide an explanation as to why a VisionCare Provider cannot render such an analysis. The Plan’s Medical Director will review the request to determine whether there is a VisionCare Provider qualified to render a second Benefit. If there is no VisionCare Provider available, the Plan will cover the cost for the second Benefit by a qualified optometrist of the Member’s choice located in the Service Area.
C. A request for a second Benefit may be made by contacting the Plan by telephone at (1-800-454-4647) or in writing at 9625 Black Mountain Road, Suite 311 , San Diego, CA 92126. All requests for second Benefit will be processed by the Plan within five (5) business days of receipt.

PART 7. LIMITATIONS
The following Limitations apply to the Plan:
A. All benefits and services covered by the Plan are provided on a preferential basis for Members who make appointments. Walk-in Members without appointments will be examined as soon as the optometrist has available time.
B. Reimbursement will not be provided to the Member or to a non-VisionCare Provider for the cost or charge for services secured from such provider.
C. If, in the opinion of the VisionCare Provider, it is in the best interest of the Member to be referred to an ophthalmologist, physician or specialist optometrist for services, the Member will be responsible for the ophthalmologist's, physician's or specialist optometrist's fee.

D. Should this Contract be terminated by either the Member or by VisionCare for any reason, and at the time of termination the Member is receiving any vision care service, the Member, and not VisionCare, will be responsible for the payment of any balance due for services performed or goods received after termination. In no event will a Member be liable for more than the sum of the applicable Prepayment Fee plus Copayments incurred. No additional Prepayment Fee will be required in order for the Member to receive services in progress at the time this Contract expires. The Member may be entitled to the return of certain sums, in accordance with Part 13.D of this Contract.
E. The Plan will make a good faith effort to provide benefits to Members in the event of certain circumstances such as major disaster, epidemic, riot, or civil insurrection.
PART 8. EXCLUSIONS
The following Exclusions apply to the Plan:

1. Ophthalmological services.
2. Medical or surgical treatment of the eyes.
3. Treatment of Aniseikonia (a difference in the size or shape of ocular images).
4. Subnormal vision care (treatment and devices used to assist those persons who are partially sighted).
5. Prolonged occlusion therapy (prolonged eye patching of a lazy eye to enhance vision).
6. Orthoptic training (eye exercises or visual training to correct eye muscle imbalance).
7. Emergency Services and Care or Urgent Care.
8. PART 4 (A-D) if only a Collateral Membership is purchased
9. All other treatments not included in the Benefits and Coverages described above.

PART 9. CHOICE OF FACILITIES
A. The locations of VisionCare Provider offices are set forth in the back of this Contract. All offices are open and available to Members during normal business hours. The selection of a VisionCare Provider office is the right and responsibility of the Member at the time of application for membership in the Plan. After a Member is eligible for benefits, he or she should call or contact the selected VisionCare Provider office for an appointment.
B. Should the Member's VisionCare Provider office be unable to render further service to the Member, the Member will be given reasonable written notice and opportunity to select another available VisionCare Provider office.

Sterling - Contract & EOC Form (08-2007)                                                                                     5

D.            Most VisionCare Provider offices are located near Site for Sore Eyes/Sterling Optical stores, but not all Site for Sore Eyes/Sterling Optical stores have VisionCare Provider offices located nearby.
PART 10. CHOICE OF PROVIDERS
A.            It is expressly understood that the relationship between the Member and the VisionCare Provider rendering services will be subject to the rules, limitations, and privileges governing the professional/patient relationship, and to VisionCare's Public Policy Committee and Quality Assurance Committee. The VisionCare Provider will be solely responsible, without interference from VisionCare, to the Member for all services or procedures rendered within the professional/patient relationship.

B.            VisionCare Providers are employed by the Plan. Should a provider voluntarily or non-voluntarily leave the employment of the Plan, he/she will be immediately replaced with another provider. Should the Member decide that he/she would prefer to select a different VisionCare Provider office, he/she may contact the Plan’s Administrative Office by telephone at the number listed on Page 1 of this Contract. The Member will be advised of the VisionCare Provider office most convenient to him/her and of the VisionCare Provider’s schedule at this office. All patient records will be forwarded to the VisionCare Provider office selected by the Member.
C.            Upon termination of a VisionCare Provider contract, the Plan will be liable for benefits rendered, excluding Copayments, by such VisionCare Provider to a Member who retains eligibility under this Contract or by operation of law, and who is under the care of such VisionCare Provider at the time of such termination, until the services being rendered to the Member by such VisionCare Provider are completed, unless the Plan makes reasonable and appropriate provision for the provision of such services by another VisionCare Provider or other professional provider.

PART 11. PREPAYMENT FEES
Regular Membership                                                                                                           $54.00
Collateral Membership                                                                                                           $10.00
Each Member must submit the annual Prepayment Fees directly to his or her selected VisionCare Provider office or to the Plan's business office at the address listed on page 1 of this Contract. The annual Prepayment Fees are due with the initial enrollment application and thereafter as set forth in the provision for renewals. All checks, regardless of where remitted should be made payable to “Sterling VisionCare”
PART 12. OTHER CHARGES
Standard Contact Lens Fitting (Includes expanded examination and three months of follow-up visits.)	$35.00
Specialty Contact Lens Fitting (Includes expanded examination and six months of follow-up visits.)	$55.00
Therapeutic Treatment of Anterior Segment Pathologies TPA (per occurrence)	$25.00
Extended Visual Field Analysis (VFA)	$25.00
Contact Lens Checkups (after the free 3 months up until the end of the enrollment period)	$25.00
PART 13. RENEWAL PROVISIONS
A. Anyone who has applied for Membership, completed and signed an enrollment form and paid the appropriate Prepayment Fee(s) (See Part 12) is eligible for benefits. The "effective date of coverage" is the day on which all of these events have occurred.
B. VisionCare agrees to provide Plan benefits for a period of one (1) year, beginning on the effective date of coverage. Thereafter, this Contract will automatically renew for successive one (1) year periods (so long as You timely pay the applicable Prepayment Fee(s) for the renewal period), until cancelled or not renewed as provided for in this Contract.
C. VisionCare reserves the right at the time of renewal to change the Prepayment Fee(s), Copayments Plan benefits or other Contract provisions. Members will be given at least thirty (30) days advance notice of any such changes prior to the renewal date.
PART 14. TERMINATION OF BENEFITS

A.            Enrollment in the Plan may not be canceled or not renewed except as follows:
1.	The Member fails to pay Prepayment Fees within fifteen (15) days of the date the Member is notified of and billed for such fees.
2.	The Member engages in fraud or deception in the use of his/her membership in, or the services or facilities of the Plan, or knowingly permits such fraud or deception by another.
3.	The Member moves outside of his/her Service Area
B.            Except as provided in 15.A.1, and in the case of fraud or deception, any enrollment cancellation or non-renewal permitted under this Contract will be effective as of the last day for which Payment Fees have been received. Any

Sterling - Contract & EOC Form (08-2007)                                                                                    6

cancellation or non-renewal permitted under this Contract on the basis of fraud or deception will be effective when the notice of cancellation or non-renewal is mailed to You.
C. Acceptance by VisionCare of the proper Prepayment Fees after this Contract has been terminated for nonpayment will reinstate this Contract as though it had never been terminated, if such Prepayment Fees are received by VisionCare on or before the due date of the next succeeding date for payment of Prepayment Fees. However, performance by VisionCare of either of the following acts will void any such reinstatement: 1. VisionCare refunding such payment within twenty (20) business days from receipt thereof, if such payment is received more than fifteen (15) business days after issuance of a notice of cancellation; or 2. VisionCare issuing to the Member, within twenty (20) business days from receipt of such payment, a new Contract accompanied by a written notice clearly stating those respects in which the new Contract differs from this Contract in benefits, coverage, or otherwise.

D. In the event of cancellation by either VisionCare (except in cases of fraud, deception in the use of services or facilities of VisionCare, or knowingly permitted fraud or deception by another person) or the Member, VisionCare will, within thirty (30) days of such cancellation, return to the Member the pro-rata portion of the Prepayment Fees paid to VisionCare that corresponds to benefits and services not yet received by the Member over the un-expired period for which payment has been received, together with amounts due from VisionCare on Member claims, if any, less any amounts due VisionCare under this Contract.
E. Any Member who believes his or her enrollment has been canceled or not renewed because of his or her health status or requirements for service may request review by the California Department of Managed Health Care (“Department”).

PART 15. GRIEVANCES AND DISPUTE RESOLUTION
A. The Plan maintains a procedure to ensure that Member questions, disputes, complaints and grievances are given prompt attention and are quickly resolved. To initiate this procedure, the Member may telephone any VisionCare Provider office or the VisionCare corporate office at (800) 454-4647, or mail a grievance form to VisionCare, 9625 Black Mountain Road, Ste 311 San Diego, California 92126. Grievance forms are available at any VisionCare Provider office. If the Member needs interpretation or communication assistance due to: (1) limited English proficiency; (2) linguistic and cultural needs; or (3) communicative impairments, the Plan will then make available without charge interpreters and relay systems in order to properly assist the Member through the Plan’s grievance system. Hearing or speech impaired Members may secure assistance by accessing the California relay Services at 1-800-735-2922. You may obtain a detailed explanation of the Plan’s grievance/dispute resolution procedure by calling the Plan’s toll-free telephone number (1-800-454-4647).

B. A Member will be provided with a written explanation of the reasons for the Plan’s decision with respect to the Member’s formal grievance within thirty (30) calendar days of submission of such grievance to the Plan for non-urgent grievances. For urgent grievances involving imminent and serious threat to the health of the Member, the Member may contact the Department and need not initiate the Plan’s grievance process prior to such notification. The Plan will expedite its review of the urgent grievance and notify the Department and the Member of the disposition or pending status of the urgent grievance within three (3) calendar days of Plan’s receipt of such grievances.

C. The California Department of Managed Health Care is responsible for regulating health care service plans. If you have a grievance against your health plan, you should first telephone your health plan at 800.454.4647 and use your health plan's grievance process before contacting the department. Utilizing this grievance procedure does not prohibit any potential legal rights or remedies that may be available to you. If you need help with a grievance involving an emergency, a grievance that has not been satisfactorily resolved by your health plan, or a grievance that has remained unresolved for more than 30 days, you may call the department for assistance. You may also be eligible for an Independent Medical Review (IMR). If you are eligible for IMR, the IMR process will provide an impartial review of medical decisions made by a health plan related to the medical necessity of a proposed service or treatment, coverage decisions for treatments that are experimental or investigational in nature and payment disputes for emergency or urgent medical services. The department also has a toll-free telephone number (1-888-HMO-2219) and a TDD line (1-877-688-9891) for the hearing and speech impaired. The department's Internet Web site http://www.hmohelp.ca.gov has complaint forms, IMR application forms and instructions online.

PART 16. NON-LIABILITY OF MEMBER

Sterling - Contract & EOC Form (08-2007)                                                                                    7

In the event VisionCare fails to pay a VisionCare Provider under the Plan, the Member will not be liable to the VisionCare Provider for any sums owed by VisionCare to the VisionCare Provider. Every contract between VisionCare and a VisionCare Provider will contain a provision to such effect.
PART 17. LIABILITY OF MEMBER
A. The Member will be liable to any non-VisionCare Provider for the cost or charges of services rendered to the Member.

B. In the event the Member is ineligible for any reason for benefits under this Contract, and at the time of such ineligibility such Member receives any care or treatment from any VisionCare Provider, the Member, and not VisionCare, will be responsible for all charges incurred from such provider; which charges will be billed to the Member, based on the provider's usual and customary fees.
PART 18. PUBLIC POLICY COMMITTEE
VisionCare has established a Public Policy Committee comprised of Members, VisionCare Providers, and VisionCare personnel. The purpose of this committee is to allow Members to make recommendations for the greater comfort, dignity, and convenience of the Members, and to indicate to VisionCare areas in which Plan service or care may be inadequate in any manner. VisionCare personnel at the Plan's corporate office will assist Members wishing to make recommendations or inquiries with respect to the Public Policy Committee, to contact members of the Public Policy Committee, or to apply for appointment to the Committee.

PART 19. GENERAL PROVISIONS
A. A STATEMENT DESCRIBING THE PLAN’S POLICIES AND PROCEDURES FOR PRESERVING THE CONFIDENTIALITY OF MEDICAL RECORDS IS AVAILABLE AND WILL BE FURNISHED TO MEMBERS AT THE TIME OF ENROLLMENT.
B. During the initial term of this Contract, the Plan will not increase the Prepayment Fees, decrease the benefits and coverage, increase any of the Copayments, or increase any charge for supplemental benefits provided herein or change any Limitation or Exclusion.
C. The Plan has established an antifraud plan implementing a strategy to identify and reduce costs to the Plan, VisionCare Providers, Members and others caused by fraudulent activities, and to protect consumers in the delivery of health care services through the timely detection, investigation, and prosecution of suspected fraud. Members are encouraged to contact the Plan if they become aware of or suspect the conduct of any fraud in connection with the Plan or the rendering of its benefits or services.

D. VisionCare is subject to the requirements of Chapter 2.2 of Division 2 of the Health and Safety Code (“Act”) and of Chapter 1 of Title 28 of the California Code of Regulations (“Regulations”). Any provision required to be in this Contract by either of the above will bind VisionCare whether or not provided in this Contract.
E. Should either the Act or the Regulations be amended, such amendments will automatically be deemed to control relevant parts of this Contract and will take precedence over any inconsistent provision in this Contract. Any provision required to be in this Contract by either the Act of the Regulations will automatically bind the parties, whether or not included in this Contract.

F. The statements and information contained in the Member's enrollment application are represented by the Member to be true and correct and are incorporated into this Contract. The Member recognizes that VisionCare has issued this Contract in reliance upon such statements and information.
G. By executing the enrollment form that accompanies this Contract, the Member agrees to abide by and be bound by the terms and conditions contained herein. Upon return to VisionCare of this Contract and applicable Prepayment Fees, VisionCare agrees to provide the Member the services set forth herein.
H. No person other than the Member is entitled to receive services or benefits to be furnished by the Plan hereunder. The right to such services or benefits is not transferable.
I. The Member hereby authorizes any optometrist, ophthalmologist, hospital or other health care facility to permit the examination and copying of any necessary portion of his or her records requested by VisionCare, subject to applicable laws concerning the confidentiality of patient medical records.

J. Organ and tissue transplants have helped many thousand of people with variety of problems. The need for donated organs, corneas, skin, bone and tissue continues to grow beyond the supply. Organ and tissue donation provides You with an opportunity to help others. Almost anyone can become a donor. There is no age limit. If You have questions or concerns You may wish to discuss them with your doctor, your family, or your clergy. Resources for  Information: a. For information and donor card call 1-800-355-SHARE; b. Request donor information from the

Sterling - Contract & EOC Form (08-2007)                                                                                      8

Department of Motor Vehicles; c. On the Internet, contact All About Transportation and Donation (www.transweb.org); d. Department of Health and Human Services, contact www.organdonor.gov. e. Share your decision with family. If You decide to become a donor, sign the donor card in the presence of your family members; and, have your family sign as witnesses and pledge to carry out your wishes.
K. Neither VisionCare nor any VisionCare Provider will discriminate because of race, color, national origin, ancestry, religion, sex, marital status, sexual orientation, or age against any person seeking coverage or vision care services under the Plan or this Contract.
L. This Contract may be assigned by VisionCare to any of its affiliates or successors in interest.
M. This Contract will be governed by and construed in accordance with the laws of the State of California.
N. This Contract, including any and all amendments hereto, and the enrollment form completed by the Member in connection herewith, constitute the entire agreement between VisionCare and such Member.
O. If any provision of this Contract is held to be illegal or invalid for any reason, such decision will not affect the validity of the remaining provisions of this Contract, and such remaining provisions will continue in full force and effect, unless the illegal or invalid provision prevents the accomplishment of the objectives or purposes of this Contract.
PART 20. FACILITIES AND PROVIDER OFFICES
For a telephone and address listing of all Sterling VisionCare facilities and provider offices, please contact the Plan at
800-454-4647.

N.CA                                                                                                                                                          S. CA

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Capitola	Fremont	Newark	Redding	S.F-Battery St	San Leandro
Concord	Los Gatos	Novato	Redwood	S.F.-Market St	Sqn Ramon
Cupertino	Morgan Hill	Oakland	Roseville	S.F-West Portal	Serramonte

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